UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
(Amendment No. 1)

[EXPLANATORY NOTE:  This Amendment No. 1 to Form 15 filed by the Registrant on November 14, 2017 (the "Original Form 15 Filing"), is filed for the purpose of withdrawing the Original Form 15 Filing.  The Original form 15 Filing was not authorized under the rules and regulations of the Securities and Exchange Commission since the Registrant had over 500 shareholders of record on the date of the filing.  Since the Registrant had 692 shareholders on that date, the Original Form 15 Filing was not authorized and is hereby withdrawn.]

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-176256

Meganet Corporation
(Exact name of registrant as specified in its charter)

2510 E. Sunset Rd. Unit 5-777, Las Vegas, NV  89120,  (702) 987-0087
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)            [  ]
            Rule 12g-4(a)(2)            [  ]
            Rule 12h-3(b)(1)(i)        [  ]
            Rule 12h-3(b)(1)(ii)       [  ]
            Rule 15d-6                      [  ]
            Rule 15d-22(b)               [  ]

Approximate number of holders of record as of the certification or notice date:   692

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 6, 2018   By: /s/ Saul Backal

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.